SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number  000-23291
                                                                   -------------

                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

               For Period Ended:        March 31, 1999
                                ------------------------------

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                               DigiTEC 2000, Inc.
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                            Full Name of Registrant

                                      n/a
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                           Former Name if Applicable

                               8 West 38th Street
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           Address of Principal Executive Office (Street and Number)

                            New York, New York 10018
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


|_| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Registrant suffered the loss of its Vice President-Finance during the fourth quarter of 1999. To date, the Company has not been able to hire a Chief Financial Officer and remains understaffed in its financial positions. In addition, the Company encountered a delay in installing its new computer system, which has created the need for additional procedures to complete the requisite information to complete the filing. In addition, the Company acquired certain operating assets in the second quarter of 1999 and has been delayed in integrating financial reporting thereon. For the foregoing reasons, the Company could not complete the filing within the prescribed time frame without unreasonable effort and expense.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Diego E. Roca                                        212.782.1593
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      The Registrant's sales will decrease from approximately $6.3 million for the three month period ended March 31, 1998 to approximately $1.4 million for the three month period ended March 31, 1999, and the Company will incur a loss of approximately $4.3 million for the period ended March 31, 1999 as compared to a loss of approximately $4.4 million for the period ended March 31, 1998. See Attachment for an explanation of the anticipated change.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Digitec 2000, Inc.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date     May 14, 1999           By /s/ Diego E. Roca
    -----------------------        ---------------------------------------------
                                   Name: Diego E. Roca
                                   Title: Vice President and Chief Financial
                                          Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                                   ATTACHMENT

                                  FORM 12B-25

The decrease in the Company's sales is due primarily to the Company's inability to market its new pre-paid telephone cards as rapidly as planned, due to liquidity issues which precluded the Company from purchasing transmission services at competitive costs as quickly as planned.

The loss of approximately $4.3 million incurred by the Company for the quarter ended March 31, 1999 as compared to a loss of approximately $4.4 million for the quarter ended March 31, 1998 is due primarily to an increase in the gross loss of approximately $1.4 million, from $1.3 million to $2.7 million on the reduced sales in the current quarter. Selling, general and administrative decreased from approximately $3.1 million for the quarter ended March 31, 1998 to approximately $1.6 million for the quarter ended March 31, 1999, after incurring write-offs attributable to previously terminated programs of approximately 495,312.

Although selling, general and administrative expenses decreased substantially as compared to the quarter ended March 31, 1998, the Company's sales continue not to reach prior levels.